Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated March 16, 2007 (March 14, 2008 as to the effects of the restatement noted in the last paragraph of such report), incorporated by reference in the Annual Report on Form 10-K of Outdoor Channel Holdings, Inc. and subsidiaries, with respect to the statements of operations, stockholders’ equity and cash flows of for the year ended December 31, 2006 (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the Company’s adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” and that the accompanying 2006 financial statements have been previously restated), included in this Form 10-K/A Amendment No. 1 for the year ended December 31, 2008.
/s/ J. H. COHN LLP
San Diego, California
November 5, 2009